

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 3, 2008

VIA U.S. MAIL

Mr. Mark P. Dentinger
Executive Vice President Chief Financial Officer
KLA-Tencor Corporation
One Technology Drive
Milpitas, California 95035

> **Re:** **KLA-Tencor Corporation**
> **Form 10-K for the year ended June 30, 2008**
> **Filed August 7, 2008**
> **File No. 000-09992**

Dear Mr. Dentinger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief